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March 13, 2024 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3628	FIRM / AFFILIATE OFFICES
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Attention:	Stephany Yang
Anne McConnell
Erin Donahue
Asia Timmons-Pierce

Re:	Above Food Ingredients Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed February 9, 2024
File No. 333-275005

Ladies and Gentlemen:

This letter is sent on behalf of Above Food Ingredients Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated February 26, 2024 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 1 to Registration Statement on Form F-4

Background of the Business Combination, page 127

1.	We note your response to prior comment 12 and reissue our comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 133–134.

March 13, 2024

2.	Please revise your disclosure to state whether the aggregate fees and reimbursement amounts due to Roth Capital Partners, LLC and ATB Capital Markets are contingent upon the closing of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 134–135.

Unaudited Pro Forma Condensed Combined Financial Information, page 145

3.	We note your response to prior comment 15 and the additional disclosures you provided including, if the Available Cash Condition is not met, Above Food has the right to waive the condition which could result in the Business Combination proceeding if shareholder redemptions exceed those presented under the Maximum Redemption scenario. Based on your disclosures, it does not appear to us that the current pro forma financial statements appropriately reflect the range of possible outcomes that can occur if the Available Cash Condition is waived. Please revise the pro forma financial statements to comply with the requirements of Rule 11-02(a)(10) of Regulation S-X and to give effect to the range of possible results that may occur by presenting an additional pro forma scenario that assumes the Available Cash Condition is waived.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 150 through 168 to add the scenario in which the Available Cash Condition is waived to the unaudited pro forma condensed combined financial information.

4.	We note your response to prior comment 16 related to transaction adjustment 2 that anticipated transaction costs are not recorded in the pro forma statement of operations as they are directly related to raising capital through the transaction with Bite. Please be advised, although anticipated transaction costs incurred by Above Food may be considered offering costs, to the extent the costs do not exceed the amount of cash that will be acquired as a result of the Business Combination, it appears to us anticipated transaction costs incurred by Bite would be required to be expensed as incurred and recorded as a pro forma adjustment to retained earnings in the pro forma balance sheet and as an additional expense in the pro forma statement of operations for the year ended January 31, 2023.

Response: In response to the Staff’s comment, the Company has revised its treatment of transaction costs in the unaudited pro forma financial statements throughout the Registration Statement. The Company has expensed all of the estimated transaction costs incurred and expected to be incurred by Bite, and Above Food’s transaction costs have been allocated on a pro rata basis between the New Above Food Common Shares to be issued, the New Above Food Class A Earnout Shares and New Above Food Class B Earnout Shares (together the “Earnout Shares”) to be issued, and the New Above Food warrants to be issued. In the case of the Earnout Shares, and New Above Food warrants, these costs have been expensed as the related instruments are liability-classified which are measured at fair value through loss. In the case of the New Above Food Common Shares issued, the allocated costs have been deferred against share capital in accordance with ASC 340-10-S99-1.

5.	We note your response to prior comment 16 related to transaction adjustment 4; however, since the annual and interim pro forma statements of operations are prepared giving effect to the Business Combination and related transactions as if they occurred on February 1, 2022, it remains unclear to us why you included a pro forma adjustment to reflect additional interest expense during the annual pro forma period. To the extent outstanding debt is assumed to be repaid in cash or converted into shares of common stock as of February 1, 2022, it is not clear why the annual pro forma statement of operations would include a pro forma adjustment to increase interest expense rather then the annual and interim pro forma statements of operations being revised to include pro forma adjustments to eliminate related historical interest expense or fair value changes that would not have occurred given the repayments or conversions. Please clarify or revise.

Response: In response to the Staff’s comment, the Company has revised the transaction adjustment to remove the interest expense reflected in the historical financial statements and has removed the accrual of interest incurred after October 31, 2023. The Company has revised disclosures in the preamble to the pro forma financial statements to narratively outline the amount of New Above Food Common Shares that will be issued as a result of the interest incurred on convertible debt in order to illustrate the expected dilution. In addition, the Company has also revised the pro forma financial information to remove the change in fair value of convertible promissory notes recorded by Bite in its historical financial statements as the related convertible promissory notes will be settled in a combination of cash, New Above Food Common Shares and warrants to acquire New Above Food Common Shares upon close of the transaction with Bite.

March 13, 2024

6.	We note your response to prior comment 16 related to transaction adjustments 10 and 13. Please more fully address the following:

•	In regard to adjustment 10, disclose and discuss the specific factors that resulted in the gains recorded in the annual and interim pro forma statements of operations related to the Above Food warrants and the SPAC warrants and also clarify how changes in the stock price subsequent to the Business Combination would impact the pro forma financial statements. In addition, more fully explain to us how each gain amount was calculated as the gains appear to indicate the related liabilities would have been 78% and 20% higher as of February 1, 2022.

•	In regard to adjustment 13, disclose and discuss the specific factors that resulted in the gains recorded in the annual and interim pro forma statements of operations related to the earnout shares and also clarify how changes in the stock price subsequent to the Business Combination would impact the pro forma financial statements. In addition, more fully explain to us how each gain amount was calculated.

Response: In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and has removed the transaction adjustments related to the fair value changes on the Above Food warrants and SPAC warrants, and the fair value adjustments on the Earnout Shares. Given the Company’s inability to predict the trading price of the New Above Food common shares after the close of the transaction with Bite, and their related volatility, the Company believes it is more appropriate to narratively disclose the fact that these instruments will remeasured to their fair value. The Company has added disclosures relating to the sensitivity of the fair values of these instruments recorded in the audited pro forma condensed combined balance sheet.

Comparative Share Information, page 164

7.	Please provide historical disclosures for Above Food as of and for the year ended January 31, 2023. Please also present Above Food's net loss per share (basic) and net loss per share (diluted) for the nine months ended October 31, 2023 in parenthesis to appropriately reflect the losses as negative amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bite Results of Operations, page 180

8.	Please revise the disclosures to reflect the most updated financial statements of Bite included in the filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 184–189.

March 13, 2024

General

9.	We note your response to prior comment 1 indicates financial statements of the registrant (New Above Food) are not included in the registration statement based on your reliance on Section 1160 of the SEC staff’s Financial Reporting Manual; however, we note Section 1160.1 specifically indicates if a registrant will succeed to a business in a transaction that is not a reorganization, as is the case in the proposed transaction due to the change in shareholders' interests that will occur, financial statements of both the acquired/predecessor business and the registrant are required to be included in the filing. We also note your response refers to Section 1170.2(b); however, we note Section 1170.2(b) relates to financial statement requirements in Exchange Act filings after an acquisition is consummated and is not applicable to the registration statement. Please provide audited financial statements of the registrant as required by Item 14(h) of Form F-4.

Response: In response to the Staff’s comment, the Company has added the audited financial statements of Above Food Ingredients Inc. to the Registration Statement.

10.	We note your response to prior comment 2. In regard to the financial statement updating requirements for Above Food, since their audited financial statements are now older than 12 months and this filing essentially represents their initial public offering, it appears Above Food is required to either provide updated audited financial statements and related disclosures pursuant to Item 14 of Form F-4 and Item 8.A.4 of Form 20-F or, if applicable, provide the representations required by Instruction 2 to Item 8.A.4 of Form 20-F and file them in an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to file as an exhibit the request for waiver and representation under Item 8.A.4 of Form 20-F.

11.	We note your response to prior comment 2. In regard to the financial statement updating requirements for Bite, given their updated interim financial statements reflect a significant net loss, it appears updated annual audited financial statements and related disclosures for the year ended December 31, 2023 may be required by Rule 8-08(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include the updated audited financial information for the year ended December 31, 2023 for Bite Acquisition Corp.

March 13, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or ryan.maierson@lw.com.

Sincerely,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc:	Via E-mail

Ryan J. Maierson, Esq.

Ryan J. Lynch, Esq.